Exhibit 12.1

	Three Months Ended June 30	Fiscal Year Ended March 31,
	2011	2011	2010	2009	2008	2007
Earnings (1):
Earnings before income taxes	1,039	16,762	39,297	62,183	144,384	304,288
Add: Fixed charges	4,659	18,291	18,480	24,714	20,866	12,050
Add: Amortization of capitalized interest and FIN 48 Interest	134	(932)	3,857	5,358	6,597	30
Add: Cash distributions from equity method investments	5,000	24,500	29,750	33,000	37,750	29,000
Subtract: Income from equity method investments	(5,448)	(24,233)	(24,157)	(32,426)	(33,982)	(32,765)

Total Earnings	5,384	34,388	67,227	92,829	175,615	312,603

Fixed Charges (2):
Interest expense	4,585	17,995	18,180	24,433	20,530	11,709
Interest component of rent expense	74	296	300	281	336	341

Total Fixed Charges	4,659	18,291	18,480	24,714	20,866	12,050

Ratio of Earnings to Fixed Charges	1.2x	1.9x	3.6x	3.8x	8.4x	25.9x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.